Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	October 31, 2021 $	April 30, 2021 $
ASSETS
Current assets
Cash		38,360	41,759
Amounts receivable		2,178	2,858
Sales tax receivable		85	491
Inventory		1,277	1,204
Unbilled revenue		637	770
Prepaid expenses		1,404	1,776
		43,941	48,858
Restricted cash		79	79
Deposit on equipment		176	52
Investment	7	106	111
Property and equipment	8	3,642	4,024
Intangible assets	9	4,862	6,058
Deferred tax asset		21	—
Goodwill		7,501	7,777
Total assets		60,328	66,959
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	3,596	3,011
Sales tax payable		—	140
Deferred revenue		1,295	1,111
Income taxes payable		405	326
Convertible debentures – liability component	12	1,271	—
Leases	13	959	986
Deferred acquisition payments	5, 6	—	498
		7,526	6,072
Convertible debentures – liability component	12	—	1,531
Leases	13	699	940
Deferred income tax liability		1,203	1,492
		9,428	10,035
SHAREHOLDERS' EQUITY
Share capital	14	81,486	80,102
Convertible debentures – equity component	12	102	127
Contributed surplus	14	8,791	7,201
Accumulated other comprehensive income (loss)		(1,421)	(687)
Accumulated deficit		(38,058)	(29,819)
		50,900	56,924
Total liabilities and shareholders’ equity		60,328	66,959

Nature of operations (Note 1)

Subsequent event (Note 14)

Approved and authorized on behalf of the Board of Directors on December 10, 2021

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended October 31,		Six months ended October 31,
(in thousands, except share data)	Note	2021 $	2020 $	2021 $	2020 $
REVENUE		4,722	4,755	9,310	8,520
COST OF SALES		2,147	1,966	4,229	3,321
GROSS PROFIT		2,575	2,789	5,081	5,199
EXPENSES
Advertising		198	256	361	289
Amortization and depreciation	8, 9	640	716	1,310	1,394
Bad debt recovery		(21)	(5)	(24)	(21)
Consulting fees		178	157	351	194
Foreign exchange loss		25	26	39	46
Insurance		480	61	960	97
Interest and bank charges		83	137	162	307
Management fees	15	—	72	—	269
Office and general		249	208	524	356
Professional fees		321	233	622	421
Rent		39	(7)	70	90
Repairs and maintenance		59	146	107	155
Research and development		2,848	1,049	3,967	1,358
Salaries and benefits	15	1,371	1,500	2,844	2,851
Share-based payments	14, 15	689	477	1,805	574
Telephone and utilities		13	15	23	28
Travel		91	13	114	30
		7,263	5,054	13,235	8,438
Loss before other income (expenses) and income taxes		(4,688)	(2,265)	(8,154)	(3,239)
OTHER INCOME (EXPENSES)
Accretion	5, 6, 12	(20)	(108)	(44)	(209)
Grant income	17	—	1,313	—	1,881
Subsidy income	17	19	135	20	274
Interest and other income		6	515	10	515
Unrealized foreign exchange gain (loss)		(136)	—	307	—
		(131)	1,855	293	2,461
Loss before income taxes		(4,819)	(410)	(7,861)	(778)
Income taxes		(190)	(54)	(378)	(235)
NET LOSS FOR THE PERIOD		(5,009)	(464)	(8,239)	(1,013)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(620)	(435)	(734)	480
COMPREHENSIVE LOSS FOR THE PERIOD		(5,629)	(899)	(8,973)	(533)
LOSS PER SHARE – BASIC AND DILUTED		(0.26)	(0.03)	(0.43)	(0.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		19,344,920	15,649,162	19,284,200	15,066,081

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2020	13,984,018	34,087	—	3,778	(300)	(22,479)	15,086
Shares issued pursuant to deferred acquisition payment to IPA Europe	132,833	511	—	—	—	—	511
Shares issued pursuant to option exercise	130,100	662	—	(274)	—	—	388
Shares issued pursuant to warrant exercise	2,431,300	14,858	—	(322)	—	—	14,536
Convertible debentures	—	—	204	—	—	—	204
Shares issued pursuant to conversion of convertible debentures	83,528	339	(28)	—	—	—	311
Share-based payments	—	—	—	573	—	—	573
Comprehensive income (loss) for the period	—	—	—	—	480	(1,013)	(533)

Balance October 31, 2020	16,761,779	50,457	176	3,755	180	(23,492)	31,076
Shares issued pursuant to deferred acquisition payment to UPE	203,178	1,047	—	—	—	—	1,047
Shares issued pursuant to option exercise	59,000	385	—	(89)	—	—	296
Shares issued pursuant to warrant exercise	137,117	567	—	(87)	—	—	480
Shares issued pursuant to conversion of convertible debentures	149,406	642	(49)	—	—	—	593
Share-based payments	—	—	—	2,175	—	—	2,175
Shares issued pursuant to bought deal offering of common shares	1,858,736	27,004	—	1,447	—	—	28,451
Comprehensive loss for the period	—	—	—	—	(867)	(6,327)	(7,194)

Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	79,000	512	—	(209)	—	—	303
Shares issued pursuant to warrant exercise	9,694	40	—	(6)	—	—	34
Shares issued pursuant to conversion of convertible debentures	75,292	329	(25)	—	—	—	304
Share-based payments	—	—	—	1,805	—	—	1,805
Comprehensive loss for the period	—	—	—	—	(734)	(8,239)	(8,973)

Balance, October 31, 2021	19,374,690	81,486	102	8,791	(1,421)	(38,058)	50,900

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

(in thousands)	Note	2021 $	2020 $
Operating activities:
Net loss for the period		(8,239)	(1,013)
Items not affecting cash:
Amortization and depreciation	8, 9	1,894	1,886
Deferred income taxes		(257)	(194)
Accretion	5, 6, 12	44	209
Foreign exchange		(268)	65
Loan forgiven	11	—	(280)
Share-based payments	14, 15	1,805	573
		(5,021)	1,246
Changes in non-cash working capital related to operations:
Amounts receivable		600	(1,604)
Inventory		(103)	(306)
Unbilled revenue		127	(189)
Prepaid expenses		240	(50)
Accounts payable and accrued liabilities	15	623	408
Sales and income taxes payable and receivable		354	487
Deferred revenue		203	857
Net cash provided by (used in) operating activities		(2,977)	849
Investing activities:
Purchase of equipment	8	(451)	(468)
Internally generated development costs	9	—	(279)
Deferred acquisition payment	5, 6	—	(519)
Net cash used in investing activities		(451)	(1,266)
Financing activities:
Proceeds on share issuance, net of transaction costs	14	337	14,924
Repayment of leases	13	(465)	(564)
Loan repayments	11	—	(25)
Proceeds from convertible debentures, net of transaction costs	12	—	2,202
Repayment of debentures	10	—	(2,000)
Net cash provided by (used in) financing activities		(128)	14,537
Increase (decrease) in cash during the period		(3,556)	14,120
Foreign exchange		157	114
Cash – beginning of the period		41,838	2,691
Cash – end of the period		38,439	16,925
Cash is comprised of:
Cash		38,360	16,841
Restricted cash		79	84
		38,439	16,925
Cash paid for interest		38	73
Cash paid for income tax		548	10

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “TSXV”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020. The Company is a supplier of custom hybridoma development services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $8.2 million for the six months ended October 31, 2021 and has accumulated a deficit of $38.1 million as of October 31, 2021.  The Company has $38.4 million cash on hand as of October 31, 2021 which will sustain its existing operations through at least December 31, 2022. The Company may need to raise additional funds in order to fund its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed interim consolidated financial statements.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2021. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2021.

These condensed interim consolidated financial statements were approved by the Board of Directors.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - October 31, 2021	% Equity Interest - April 30, 2021	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	100%	Canada	Canadian dollar

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company changed the name of ModiQuest Research B.V. to ImmunoPreicse Antibodies (Europe) B.V. during the fiscal year ended April 30, 2019. The Company merged U-Protein Express B.V. and Immulease B.V. into ImmunoPrecise Antibodies (Europe) B.V., a wholly owned subsidiary of ImmunoPrecise Netherlands B.V., on January 1, 2021.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted no new accounting standards during the six months ended October 31, 2021.

Standards not yet adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2021.

5.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company acquired all of the issued and outstanding shares of U-Protein for €6.83 million on terms as follows:

•	€2.7 million (CAD$4.1 million) was paid in cash on closing;
•	606,101 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.2% was used. The changes in the value of the deferred payments during the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	932
Accretion expense	89
Payment	(1,047)
Foreign exchange	26
Balance, April 30, 2021 and October 31, 2021	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

6.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7.0 million on terms as follows:

•	€2.5 million (CAD$4.0 million) was paid in cash on closing;
•	1,320,080 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €666,666.

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14.0% was used. The changes in value of the deferred payments during the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	1,894
Accretion expense	133
Repayment	(1,540)
Foreign exchange	11
Balance, April 30, 2021	498
Repayment	(503)
Foreign exchange	5
Balance, October 31, 2021	—

7.	INVESTMENT

Investment consists of a 29% (April 30, 2021 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded using the equity method, being the best approximation of the investment’s fair value.  Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.   The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

8.	PROPERTY AND EQUIPMENT

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2020	54	36	50	2,384	50	351	3,098	6,023
Additions	42	—	—	582	45	2	2,001	2,672
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(188)	—	—	—	(188)
Foreign exchange	—	—	(1)	(48)	(1)	—	(33)	(83)
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	8,406
Additions	12	—	—	242	1	—	427	682
Disposals	(21)	(5)	—	—	—	—	—	(26)
Lease modification	—	—	—	(23)	—	—	—	(23)
Subsidy reimbursement	—	—	—	—	—	—	(103)	(103)
Foreign exchange	(1)	—	(1)	(58)	(4)	—	(96)	(160)
Balance, October 31, 2021	86	31	48	2,891	91	353	5,276	8,776

Accumulated Depreciation:
Balance, April 30, 2020	37	18	35	700	7	226	1,922	2,945
Depreciation	24	10	8	711	21	70	800	1,644
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(42)	—	—	—	(42)
Foreign exchange	—	—	(1)	(35)	(1)	—	(110)	(147)
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	4,382
Depreciation	12	3	4	361	12	30	463	885
Disposals	(21)	(5)	—	—	—	—	—	(26)
Foreign exchange	(1)	—	(2)	(35)	(2)	—	(67)	(107)
Balance, October 31, 2021	51	26	44	1,660	37	326	2,990	5,134

Net Book Value:
April 30, 2021	35	8	7	1,396	67	57	2,454	4,024
October 31, 2021	35	5	4	1,231	54	27	2,286	3,642

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

9.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives. The intellectual property has a useful life of 10 years, and the proprietary processes have a useful life of 5 years. The internally generated development costs commence amortization once the development process is ready to be used. The changes in the value of the intangible assets during the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Total $
Cost:
Balance, April 30, 2020	115	4,159	7,765	140	12,179
Costs expensed	(80)	—	—	—	(80)
Foreign exchange	(2)	(70)	(130)	(2)	(204)
Balance, April 30, 2021	33	4,089	7,635	138	11,895
Additions	—	—	—	—	—
Foreign exchange	—	(145)	(270)	(5)	(420)
Balance, October 31, 2021	33	3,944	7,365	133	11,475

Accumulated Amortization:
Balance, April 30, 2020	—	1,054	2,840	—	3,894
Amortization	1	421	1,647	—	2,069
Foreign exchange	—	(30)	(96)	—	(126)
Balance, April 30, 2021	1	1,445	4,391	—	5,837
Amortization	3	203	803	—	1,009
Foreign exchange	—	(57)	(176)	—	(233)
Balance, October 31, 2021	4	1,591	5,018	—	6,613

Net Book Value:
April 30, 2021	32	2,644	3,244	138	6,058
October 31, 2021	29	2,353	2,347	133	4,862

10.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the "Debentures") financing in the principal amount of $4.3 million (the “Offering”). The Debentures were unsecured, bore interest at a rate of 10% per annum, payable semi-annually, and were due eighteen months from the date of issue.

The changes in the value of the Debentures during the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	2,000
Repayment	(2,000)
Balance, April 30, 2021 and October 31, 2021	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

11.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020.  The loan was secured by certain equipment, bore an interest rate of 4% per annum and was repayable in monthly installments of €2,250.  The interest was owed per month in arrears. The principal outstanding at October 31, 2021 is €nil (CAD$nil) (April 30, 2021 – €nil (CAD$nil)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021.  The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675.  The interest is owed per month in arrears. The principal outstanding at October 31, 2021 is €nil (CAD$nil) (April 30, 2021 – €nil (CAD$nil)).

On April 15, 2020, the Company was approved for a US$209,000 loan under the Paycheck Protection Program ("PPP") administered by the U.S. Small Business Administration. The loan accrues interest at 1% per annum and is repayable in monthly installments of US$11,761 starting in November 2020 until April 2022.  The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company met the requirements for full loan forgiveness.

(in thousands)	$
Balance, April 30, 2020	312
Loan repayments and foreign exchange	(32)
Loan forgiven	(280)
Balance, April 30, 2021 and October 31, 2021	—

12.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

In advance of the closing of the New Debentures, the Company had received $313,268 of the proceeds as at April 30, 2020.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $213,623 to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $82,580 and incurred legal and filing fees of $29,331.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $102,811 allocated to the New Debentures and $9,100 allocated to the equity component.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

During the three and six months ended October 31, 2021, the Company recorded accretion expense of $20,356 and $44,216 (2021 – $36,065 and $67,264). The changes in the value of the New Debentures during the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2020	—	—
Proceeds	2,413	213
Transaction costs	(102)	(9)
Accretion expense	124	—
Conversion to shares	(904)	(77)
Balance, April 30, 2021	1,531	127
Accretion expense	44	—
Conversion to shares	(304)	(25)
Balance, October 31, 2021	1,271	102

13.	LEASES

The Company entered into certain equipment and automobile leases expiring between 2021 and 2024 with interest rates of between 8% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018, May 2018, May 2019, June 2019, December 2019, and August 2020.  With the adoption of IFRS 16, Leases, the Company recognized a lease obligation with regard to the office leases.  The terms and the outstanding balances as at October 31, 2021 and April 30, 2021 are as follows:

(in thousands)	October 31, 2021 $	April 30, 2021 $
Equipment under lease in monthly instalments of $19,607 with interest rate of 8% per annum and an end date of May 2023.	297	396
Automobile under lease in monthly instalments of $1,163 with an interest rate of 8% per annum and an end date of September 2023.	25	31
Automobile under lease in monthly instalments of $1,027 with an interest rate of 8% per annum and an end date of August 2024.	31	37
Right-of-use asset from office lease repayable in monthly instalments of $6,757 and an interest rate of 8% per annum and an end date of May 2024.	193	223
Right-of-use asset from office lease repayable in monthly instalments of $17,172 and an interest rate of 8% per annum and an end date of November 2022. The monthly instalment is adjusted annually based on the consumer price index.	205	303
Right-of-use asset from office lease repayable in monthly instalments of $27,830 and an interest rate of 8% per annum and an end date of December 2023. The monthly instalment is adjusted annually based on the consumer price index.	662	616
Right-of-use asset from office lease repayable in monthly instalments of $14,480 and an interest rate of 8% per annum and an end date of April 2023.	245	320
	1,658	1,926
Current portion	(959)	(986)
Non-current portion	699	940

As at October 31, 2021, the Company’s lab equipment and automobile include a net carrying amount of $295,578 (April 30, 2021 – $402,883) for the leased equipment and $53,906 (April 30, 2021 – $66,881) for the leased automobile.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

The net carrying amount of the right-of-use assets from office lease obligation is $1.2 million (April 30, 2021 – $1.4 million).

During the six months ended October 31, 2021 and 2020, the Company recorded depreciation on right-of-use assets as follows:

(in thousands)	2021 $	2020 $
Office lease	361	354
Lab equipment	111	120
Automobiles	12	8
	484	482

The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2022	528
2023	924
2024	325
2025	11
Total minimum lease payments	1,788
Less: imputed interest	(130)
Total present value of minimum lease payments	1,658
Less: Current portion	(959)
Non-current portion	699

14.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)	Consolidation:

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-Consolidation shares for one post-Consolidation share. All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

c)	Share capital transactions:

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 6).  The common shares were valued at $511,405.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of U-Protein (Note 5).  The common shares were valued at $1.0 million.

During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to the exercise of stock options for total gross proceeds of $683,755.  A value of $363,175 was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $11.70.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

During the year ended April 30, 2021, the Company issued 2,568,417 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million. A value of $409,106 was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to the conversion of $990,000 principal balance of convertible debentures.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million (CAD $27.7 million), net proceeds less underwriting discounts and commissions of U.S. $19.6 million (CAD $24.7 million).

On February 10, 2021, Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million (CAD $4.1 million), net proceeds less underwriting discounts and commissions of U.S. $3.0 million (CAD $3.8 million).

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe (Note 6). The common shares were valued at $503,243.

During the six months ended October 31, 2021, the Company issued 79,000 common shares pursuant to the exercise of stock options for total gross proceeds of $302,800. A value of $208,795 was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $8.67.

During the six months ended October 31, 2021, the Company issued 9,694 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $33,929. A value of $6,212 was transferred from contributed surplus to share capital as a result.

During the six months ended October 31, 2021, the Company issued 75,292 common shares with a value of $328,381 pursuant to the conversion of $320,000 principal balance of convertible debentures.

Subsequent Events

Subsequent to October 31, 2021, the Company issued 55,000 common shares pursuant to the exercise of stock options for total gross proceeds of $112,500. A value of $81,713 was transferred from contributed surplus to share capital as a result.

d)	Options

On August 13, 2020, the Company granted 50,000 stock options, exercisable at $7.50 per option, to a consultant of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date, one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $204,749 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $6.85, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.33%, and an expected life of 3 years.

On September 1, 2020, the Company granted 270,000 stock options, exercisable at $8.50 per option, to officers and an employee of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $1,613,117 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.15, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.31%, and an expected life of 5 years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

On January 6, 2021, the Company granted 25,000 stock options, exercisable at $20.30 per option, to directors of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $292,572 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

On January 6, 2021, the Company granted 238,000 stock options, exercisable at $20.30 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $2,785,284 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

On May 9, 2021, the Company granted 10,000 stock options, exercisable at US $7.72 per option, to members of the Company’s strategic board. The options are subject to vesting conditions as follows: one-third one year after grant date; one-third two years after grand date and one-third three years after grant date. The fair value of these options was estimated to be $58,698 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $9.42, dividend yield of 0%, expected volatility of 78%, a risk-free rate of 0.70%, and expected life of 5 years.

On June 13, 2021, the Company granted 43,750 stock options, exercisable at US $7.14 per option, to a consultant of the Company. The options vested immediately. The fair value of these options was estimated to be $236,067 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.63, dividend yield of 0%, expected volatility of 78%, a risk-free rate of 0.71%, and expected life of 3 years.

Expected volatility of all options granted up to September 1, 2020 was based on the historical volatility of similar companies.  Expected volatility of options granted subsequent to that date is based on the historical volatility of the company over the prior 2 years.

During the three and six months ended October 31, 2021 the Company has recorded $689,284 and $1.8 million (2020 - $476,571 and 573,844) of share-based payments expense.

The changes in the stock options for the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020 (outstanding)	1,063,000	3.84	3.03
Granted	583,000	13.73	—
Exercised	(189,100)	3.62	—
Forfeited	(6,000)	7.60	—
Balance, April 30, 2021 (outstanding)	1,450,900	7.88	3.06
Granted	53,750	8.98	—
Exercised	(79,000)	3.83	—
Balance, October 31, 2021 (outstanding)	1,425,650	8.15	2.61
Unvested	(264,250)	15.87	4.08
Exercisable, October 31, 2021	1,161,400	6.39	2.27

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

Details of the options outstanding as at October 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
December 20, 2021	1.50	0.14	46,000	—	46,000
September 18, 2022	5.05	0.88	136,900	—	136,900
January 3, 2023	3.25	1.18	30,000	—	30,000
February 7, 2023	2.35	1.27	140,000	—	140,000
April 3, 2023	5.05	1.42	8,000	—	8,000
August 13, 2023	7.50	1.78	50,000	—	50,000
September 24, 2023	4.75	1.90	19,000	—	19,000
November 7, 2023	4.10	2.02	20,000	—	20,000
December 31, 2023	5.00	2.17	250,000	—	250,000
January 11, 2024	5.00	2.20	60,000	—	60,000
June 1, 2024(1)	8.84	2.59	43,750	—	43,750
October 1, 2024	2.38	2.92	50,000	—	50,000
October 3, 2024	2.50	2.93	30,000	—	30,000
September 1, 2025	8.50	3.84	270,000	90,000	180,000
January 6, 2026	20.30	4.19	262,000	164,250	97,750
May 9, 2026(2)	9.56	4.52	10,000	10,000	—
	8.15	2.61	1,425,650	264,250	1,161,400
(1)	US $7.14
(2)	US $7.72

e)	Warrants

The changes in the warrants for the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	3,411,500	5.25	0.91
Exercised	(2,533,200)	5.88	—
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(7,500)	3.50	—
Balance, October 31, 2021	870,800	3.50	0.40

Details of the warrants outstanding as at October 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.40	870,800

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

f)	Finder’s Warrants

On February 8, 2021, the Company issued 113,139 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering of 1,616,293 common shares. The fair value of these warrants was estimated to be US $994,646 (CAD $1.3 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

On February 10, 2021, the Company issued 16,972 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering over-allotment of 242,443 common shares. The fair value of these warrants was estimated to be US $141,766 (CAD $180,029) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

The changes in the finder’s warrants for the six months ended October 31, 2021 and the year ended April 30, 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	81,994	3.50	1.90
Issued	130,111	20.65	—
Exercised	(35,217)	3.50	—
Balance, April 30, 2021	176,888	3.50	3.75
Exercised	(2,194)	3.50	—
Balance, October 31, 2021	174,694	16.40	3.27

Details of the finder’s warrants outstanding as at October 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.40	44,583
February 3, 2026(1)	20.82	4.26	130,111
	16.40	3.27	174,694
(1)	US $16.81

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

g)	At-The-Market Equity Offering Facility

On October 13, 2021, the Company established an at-the-market equity offering facility (“ATM Facility”). An ATM Agreement was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company having an aggregate gross sales price of up to US$50 million. Sales of the common shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including, without limitation, sales made directly on the Nasdaq Global Market or any other existing trading market for the common shares in the United States. No offers or sales of common shares will be made in Canada on the TSXV or other trading markets in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM facility.

At October 31, 2021 US$50 million of the Company’s stock remained available for sale under the ATM Facility.

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Dr. Yasmina Abdiche, former Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of U-Protein; and Directors of the Company. During the six months ended October 31, 2021 and 2020, the compensation for key management is as follows:

(in thousands)	2021 $	2020 $
Management fees	—	16
Salaries and other short-term benefits	1,285	1,242
Severance (included in salaries)	8	136
Share-based payments	502	459
Director compensation (included in salaries)	198	—
	1,993	1,853

At October 31, 2021, included in accounts payable and accrued liabilities is $423,195 (April 30, 2021 - $1,194,600) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

16.	COMMITMENTS

The Company entered into a lease agreement for a new facility for its Utrecht, the Netherlands location on December 31, 2019. The building is under construction. The lease has two five-year terms and is estimated to commence on April 5, 2022 at an estimated annual cost of €681,835 indexed for inflation.

The Company entered into a rental offer agreement to lease a new facility for its Oss, the Netherlands location on June 21, 2021. The Company anticipates entering into a lease agreement for the new construction facility by December 31, 2022. The lease will have a five-year term with an optional five-year extension, and is estimated to commence May 1, 2023 at an estimated annual cost of €488,948 indexed for inflation.

The Company entered into an agreement advancing the Company’s SARS-CoV-2 PolyTopeTM Cocktail, with a current obligation of US$3.4 million during the current fiscal year.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

17.	GRANT AND SUBSIDY INCOME

In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of US$1.5 million by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against SARS-CoV-2. The total grant project cost is US$2.0 million, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or US$500,000. In addition, the Company has been awarded a US$75,000 grant from the state of North Dakota to fund its PolyTope mAb Therapy platform, which the Company is using to develop treatments for the coronavirus (COVID-19) and other pathogens. The Company has recorded a total of nil and nil during the three and six months ended October 31, 2021, respectively, related to these grants.

The Canadian Emergency Wage and Rent Subsidy programs (CEWS and CERS) were put in place by the government of Canada to provide a wage and rent subsidy to eligible employers. This initiative was to help get Canadians hired back quickly as provincial and territorial economies began to reopen, and provide financial relief to companies impacted by COVID-19. The Company recognized subsidy of $18,611 and $19,973 during the three and six months ended October 31, 2021 related to these programs.

The PPP was implemented in the United States to help businesses impacted by COVID-19 keep their workforce employed. Borrowers were eligible for full forgiveness if certain conditions were met. See Footnote 11 for more information on the PPP.

18.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At October 31, 2021 and April 30, 2021, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic segments for the three and six months ended October 31, 2021 and 2020 as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2021 $	2020 $	2021 $	2020 $
United States of America	1,447	2,209	3,380	3,961
Canada	53	280	226	572
Europe	2,443	1,878	4,466	3,162
Other	779	388	1,238	825
	4,722	4,755	9,310	8,520

The Company’s revenues are allocated according to revenue types for the three and six months ended October 31, 2021 and 2020 as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2021 $	2020 $	2021 $	2020 $
Project revenue	4,280	4,532	8,579	8,005
Product sales revenue	438	222	712	510
Cryostorage revenue	4	1	19	5
	4,722	4,755	9,310	8,520

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

The Company’s non-current assets are allocated to geographic segments as of October 31, 2021 and April 30, 2021 as follows:

	October 31, 2021 $	April 30, 2021 $
North America	1,831	2,153
Netherlands	14,556	15,948
	16,387	18,101

Geographic segmentation of the Company’s net income (loss) for the three and six months ended October 31, 2021 and 2020 is as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2021 $	2020 $	2021 $	2020 $
North America - Corporate	(2,125)	(1,894)	(4,222)	(2,574)
North America	(3,469)	1,020	(5,029)	721
Netherlands	585	410	1,012	840
	(5,009)	(464)	(8,239)	(1,013)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and six months ended October 31, 2021 and 2020 is as follows:

	Three months ended October 31,		Six months ended October 31,
Interest and accretion (in thousands)	2021 $	2020 $	2021 $	2020 $
North America - Corporate	62	162	125	350
North America	13	27	29	51
Netherlands	28	56	52	115
	103	245	206	516

	Three months ended October 31,		Six months ended October 31,
Amortization and depreciation (in thousands)	2021 $	2020 $	2021 $	2020 $
North America - Corporate	19	2	38	9
North America	198	254	391	434
Netherlands	720	700	1,465	1,443
	937	956	1,894	1,886

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

19.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	October 31, 2021 $	October 31, 2020 $
Acquisition of building and equipment by capital lease	243	784
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	503	511

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	October 31, 2021 $
Deferred acquisition payments	498	—	—	(503)	—	5	—
Convertible debentures	1,531	—	—	(304)	44	—	1,271
Leases	1,926	(465)	243	—	—	(46)	1,658
Total	3,955	(465)	243	(807)	44	(41)	2,929

			Non-cash changes
(in thousands)	April 30, 2020 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	October 31, 2020 $
Deferred acquisition payments	2,825	(519)	—	(511)	142	65	2,002
Debentures	2,000	(2,000)	—	—	—	—	—
Convertible debentures	313	1,997	—	(311)	67	—	2,066
Loans payable	312	(25)	—	(280)	—	—	7
Leases	1,884	(563)	784	—	—	89	2,194
Total	7,334	(1,110)	784	(1,102)	209	154	6,269